Exhibit 12.2

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

For the six months ended June 30, 2014

Pretax loss from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$(17,015,985)

Add:
Interest on indebtedness (excluding capitalized interest)	105,233,235
Amortization of debt related expenses	2,866,715
Portion of rents representative of the interest factor	3,988,816
95,072,781

Distributed income from equity investees	125,693,676

Pretax earnings from continuing operations, as adjusted	$220,766,457

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (including capitalized interest)	$105,970,064
Preferred dividend factor	30,578,836
Amortization of debt related expenses	545,795
Portion of rents representative of the interest factor	3,988,816

Combined fixed charges and preferred stock dividends	$141,083,511

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.6